Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.200% Senior Notes due 2029	$500,000,000	$60,600

(1) Pursuant to Rule 456(b), calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.
Filed Pursuant to Rule 424(b)(2)
Registration No. 333-211336

PROSPECTUS SUPPLEMENT
(To prospectus dated May 13, 2016)

$500,000,000

Quest Diagnostics Incorporated
4.200% Senior Notes due 2029

We are offering $500,000,000 aggregate principal amount of 4.200% senior notes due 2029 (the “notes”).  The notes will mature on June 30, 2029.  We will pay interest on the notes semiannually on June 30 and December 30 of each year, beginning June 30, 2019.  We may redeem some or all of the notes at any time at the applicable redemption prices described in this prospectus supplement.

The notes will be senior unsecured obligations of ours and will rank equally with our other existing and future senior unsecured obligations.  The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Investing in the notes involves risks that are described in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus supplement, and in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per Note	Total
Public offering price(1)	99.707%	$498,535,000
Underwriting discount	0.65%	$3,250,000
Proceeds, before expenses, to us	99.057%	$495,285,000

______________
(1) Plus accrued interest from March 12, 2019, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about March 12, 2019.

Joint Book-Running Managers
Goldman Sachs & Co. LLC	Mizuho Securities	Morgan Stanley

J.P. Morgan	Wells Fargo Securities

Co-Managers

Credit Agricole CIB	MUFG

Fifth Third Securities	PNC Capital Markets LLC

The date of this prospectus supplement is March 7, 2019

TABLE OF CONTENTS

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representation not contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus or included in any free writing prospectus that we may file with the Securities and Exchange Commission (the “SEC”) in connection with this offering.  Neither we nor the underwriters take any responsibility for, or can provide any assurances as to, the reliability of any information that others may provide you.  Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates.  Our business, financial condition, cash flows, results of operations and prospects may have changed since these dates.

References to “we,” “us,” “our,” “Quest Diagnostics” and the “Company” are to Quest Diagnostics Incorporated and its consolidated subsidiaries or, as the context may require, Quest Diagnostics Incorporated only.

i

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus supplement and may not contain all of the information that is important to you.  You should carefully read this prospectus supplement and the accompanying prospectus in their entirety, including the documents incorporated by reference.

Our Company

Quest Diagnostics empowers people to take action to improve health outcomes.  We use our extensive database of clinical lab results to derive diagnostic insights that reveal new avenues to identify and treat disease, inspire healthy behaviors and improve healthcare management.  Our diagnostic information services business (“DIS”) provides information and insights based on the industry-leading menu of routine, non-routine and advanced clinical testing and anatomic pathology testing, and other diagnostic information services.  We provide services to a broad range of customers, including patients, clinicians, hospitals, independent delivery networks, health plans, employers and accountable care organizations.  We offer the broadest access in the United States to diagnostic information services through our nationwide network of laboratories, patient service centers and phlebotomists in physician offices and our connectivity resources, including call centers and mobile paramedics, nurses and other health and wellness professionals.  We are the world’s leading provider of diagnostic information services.  We provide interpretive consultation with one of the largest medical and scientific staffs in the industry.  Our DIS business makes up approximately 95% of our consolidated net revenues.

In our Diagnostic Solutions (“DS”) businesses, which represents the balance of our consolidated net revenues, we offer a variety of solutions for life insurers and healthcare organizations and clinicians.  We are the leading provider of risk assessment services for the life insurance industry.  In addition, we offer healthcare organizations and clinicians robust information technology solutions.  Prior to the sale of our Focus Diagnostics products business on May 13, 2016, our diagnostics products business manufactured and marketed diagnostic products.

During 2018, we generated net revenues of $7.5 billion and processed approximately 168 million test requisitions through our extensive laboratory network.

Our principal executive offices are located at 500 Plaza Drive, Secaucus, New Jersey 07094, telephone number:  (973) 520-2700.

The Offering

The following is a brief summary of some of the terms of this offering.  For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus supplement and “Description of Senior Debt Securities” in the accompanying prospectus.

Issuer	Quest Diagnostics Incorporated.

Notes Offered	$500,000,000 aggregate principal amount of 4.200% senior notes due 2029.

Maturity	June 30, 2029.

Interest Payment Dates	June 30 and December 30, beginning June 30, 2019.

Ranking
The notes will be senior unsecured obligations of Quest Diagnostics and will rank equally with Quest Diagnostics’ other existing and future senior unsecured obligations.  The notes will be effectively subordinated to any existing and future secured obligations of Quest Diagnostics as to the assets securing such obligations.

The notes will be structurally subordinated to any existing and future indebtedness and other obligations of Quest Diagnostics’ subsidiaries.  Quest Diagnostics’ subsidiaries are not guarantors of the notes; however, under the terms of the indenture governing the notes, certain of Quest Diagnostics’ domestic subsidiaries may be required to become subsidiary guarantors in the future if they incur any Indebtedness (as defined in the indenture governing the notes), subject to exceptions set forth in the indenture governing the notes, or guarantee any Indebtedness of Quest Diagnostics when the amount of such Indebtedness, together with any other outstanding Indebtedness of Quest Diagnostics guaranteed by Quest Diagnostics’ subsidiaries that do not guarantee the notes, exceeds $50 million in the aggregate at any time.  See “Description of Notes—Future Subsidiary Guarantors.”

As of December 31, 2018, after giving effect to this offering and the anticipated use of the net proceeds therefrom (as if all of the foregoing had occurred on that date):

● Quest Diagnostics would have had debt outstanding of $3,930 million, of which $37 million is secured; and

● our subsidiaries would have had debt outstanding of $34 million, all of which was secured.

For more information, see “Description of Notes,” “Use of Proceeds” and “Capitalization.”

Optional Redemption
Prior to March 30, 2029 (three months prior to their maturity date, the “par call date”), we may redeem the notes, as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

● 100% of the principal amount of the notes to be redeemed, and

●
the sum of the present values of the Remaining Scheduled Payments (as defined in this prospectus supplement) discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined in this prospectus supplement) plus 25 basis points, plus accrued interest to, but excluding, the date of redemption, which has not been paid.

On or after the par call date, we may redeem the notes, as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to, but excluding, the date of redemption, which has not been paid.

For a more detailed description, see “Description of Notes—Optional Redemption.”

Repurchase Upon a Change of Control
Upon the occurrence of a Change of Control Triggering Event (as defined in this prospectus supplement), we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but excluding, the date of repurchase.  See “Description of Notes—Change of Control.”

Covenants	The indenture governing the notes will contain covenants that, among other things, will limit our ability and/or the ability of our restricted subsidiaries to:

	●	create certain liens;

	●	enter into certain sale and leaseback transactions;

	●	consolidate, merge or transfer all or substantially all of our assets; and

	●	incur indebtedness of non-guarantor subsidiaries.

These covenants are subject to important exceptions and qualifications, which are described in this prospectus supplement. For a more detailed description, see “Description of Notes.”

Use of Proceeds
We estimate that the net proceeds from this offering of notes after deducting underwriting discounts but before deducting other expenses of the offering will be approximately $495,285,000.  We intend to use the net proceeds to repay outstanding indebtedness, which includes the $300 million aggregate principal amount of our senior notes due April 2019, and indebtedness under our secured receivables credit facility, and for general corporate purposes.  See “Use of Proceeds.”

Conflicts of Interest
One or more of the underwriters or their affiliates may receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our secured receivables credit facility. Accordingly, such underwriters will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, and this offering will be conducted in accordance with Rule 5121. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Risk Factors
See “Risk Factors” and the other information in this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which is incorporated by reference into this prospectus supplement, for a discussion of factors you should carefully consider before deciding to invest in the notes.

Governing Law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without application of principles of conflicts of law thereunder.

Trustee	The Bank of New York Mellon.

Summary Financial Data

The following table presents summary historical financial data at the dates and for each of the periods presented.  We derived the summary historical operations and other data for the years ended December 31, 2018, 2017 and 2016 and the summary historical balance sheet data at December 31, 2018 and 2017 from our audited consolidated financial statements incorporated by reference herein.  We derived the summary historical balance sheet data at December 31, 2016 from our audited consolidated financial statements not incorporated by reference herein.

You should not take historical results as necessarily indicative of the results that may be expected for any future period.  The summary historical financial data presented below is only a summary and should be read together with our audited consolidated financial statements and related notes and management’s discussion and analysis of financial condition and results of operations included in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus supplement.

	Year Ended December 31,
	2018	2017	2016
	(dollars in millions)
Operations Data:	(a) (b) (c)	(a) (d) (e)	(a) (f) (g)
Net revenues	$7,531	$7,402	$7,214
Operating income	1,101	1,165	1,277
Net income	788	824	696
Less: Net income attributable to noncontrolling interests	52	52	51
Net income attributable to Quest Diagnostics	736	772	645
Balance Sheet Data:
(at end of period):
Cash and cash equivalents	$135	$137	$359
Total assets	11,003	10,503	10,100
Long-term debt	3,429	3,748	3,728
Total debt	3,893	3,784	3,734
Redeemable noncontrolling interest	77	80	77

Other Data:
Net cash provided by operating activities	$1,200	$1,175	$1,116
Net cash used in investing activities	(801)	(830)	(127)
Net cash (used in) provided by financing activities	(401)	(592)	(738)
Capital expenditures	383	252	293
Purchases of treasury stock	322	465	590
Dividends paid	266	247	223

(a)
Net revenues for the years ended December 31, 2017 and 2016 have been restated to reflect the impact of new revenue recognition rules that became effective January 1, 2018 and were adopted on a retrospective basis; Cash flow data for the years ended December 31, 2017 and 2016 have been restated to reflect the impact of the adoption of two new accounting standards that clarify presentation and classification in the statement of cash flows on a retrospective basis.  See Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018, for further details on the adoption of new accounting standards.

(b)
On February 1, 2018, we completed the acquisition of Mobile Medical Examination Services, LLC. (“MedXM”).  On June 18, 2018, we completed the acquisition of the outreach laboratory service business of Cape Cod Healthcare, Inc.  On September 19, 2018, we completed the acquisition of ReproSource, Inc. (“ReproSource”).  On November 6, 2018, we completed the acquisition of the U.S. laboratory service business of Oxford Immunotec, Inc. (“Oxford”).  Consolidated operating results for 2018 include the results of operations of MedXM, the outreach laboratory service business of Cape Cod Healthcare, Inc., ReproSource and Oxford subsequent to the closing of the applicable acquisition.  For further details regarding our acquisitions, see Note 6 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018.

(c)	Operating income included (for 2018):
	●	pre-tax charges of $122 million, primarily associated with workforce reductions, systems conversions and integration incurred in connection with further restructuring and integrating our business; and
●
pre-tax charges of $2 million, primarily associated with costs incurred related to certain legal matters and a loss on the sale of a foreign subsidiary partially offset by a gain associated with the decrease in the fair value of the contingent consideration accrual associated with our MedXM acquisition and an insurance claim for hurricane related losses.

In addition to the items included in operating income, income from continuing operations included:
	●	excess tax benefits associated with stock-based compensation arrangements of $18 million; and
●
income tax benefit of $14 million primarily associated with a change in a tax return accounting method that enabled our Company to accelerate the deduction of certain expenses on its 2017 tax return at the federal corporate statutory tax rate in effect during 2017 partially offset by an income tax expense associated with finalizing the impact of the enactment of the Tax Cuts and Jobs Act (“TCJA”).

Pursuant to the TCJA, among other changes to U.S. corporate income tax laws, the federal corporate statutory income tax rate was reduced from 35% to 21% effective for 2018.

(d)
On May 1, 2017, we completed the acquisition of the outreach laboratory service business of PeaceHealth Laboratories (“PHL”).  On July 14, 2017, we completed the acquisition of Med Fusion, LLC and Clearpoint Diagnostic Laboratories, LLC (“Med Fusion”).  On September 28, 2017, we completed the acquisition of the outreach laboratory service businesses of two hospitals of Hartford HealthCare Corporation (“HHC”), The William W. Backus Hospital and The Hospital of Central Connecticut.  On December 1, 2017, we completed the acquisition of Cleveland HeartLab, Inc. (“CHL”).  On December 7, 2017, we completed the acquisition of certain assets of the clinical and anatomic pathology laboratory business of Shiel Holdings, LLC (“Shiel”).  Consolidated operating results for 2017 include the results of operations of PHL, Med Fusion, HHC, CHL and Shiel subsequent to the closing of the applicable acquisition.  For further details regarding our acquisitions, see Note 6 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018.

(e)	Operating income included (for 2017):
	●	pre-tax charges of $105 million, primarily associated with systems conversions, integration and workforce reductions incurred in connection with further restructuring and integrating our business; and
	●	pre-tax charges of $12 million, primarily a result of non-cash asset impairment charges and incremental costs incurred as a result of hurricanes and costs incurred related to certain legal matters.

In addition to the items included in operating income, income from continuing operations included:
●
a net pre-tax gain of $2 million, primarily a result of a gain on the sale of an interest in an equity method investment partially offset by non-cash asset impairment charges associated with an investment;

	●	$1 million of pre-tax restructuring and integration charges associated with our Q2 Solutions joint venture;
●
a provisional estimated income tax benefit of $106 million associated with the TCJA, including a deferred income tax benefit of $115 million primarily due to the remeasurement of our net deferred tax liabilities and reserves at the new combined federal and state tax rate, partially offset by $9 million of current tax expense primarily due to the mandatory repatriation toll charge on undistributed foreign earnings and profits;

	●	excess tax benefits associated with stock-based compensation arrangements of $37 million; and
	●	income tax expense of $3 million primarily a result of recording a valuation allowance against certain net operating loss carryforwards in a geography impacted by hurricanes.
Net cash provided by operating activities benefited from a decrease in tax payments associated with the realization of a $62 million deferred tax benefit.

(f)
On February 29, 2016, we completed the acquisition of the outreach laboratory service business of Clinical Laboratory Partners, LLC (“CLP”), a wholly-owned subsidiary of HHC.  Consolidated operating results for 2016 include the results of operations of CLP subsequent to the closing of the acquisition.  On May 13, 2016, we completed the sale of our Focus Diagnostics products business (“Focus Sale”).  Our Focus Diagnostics products business has not been classified as a discontinued operation.  For further details regarding dispositions, see Note 7 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018.

(g)	Operating income included (for 2016):
	●	a pre-tax gain of $118 million associated with the Focus Sale;
	●	pre-tax charges of $78 million, primarily associated with systems conversions and integration incurred in connection with further restructuring and integrating our business; and
●
a net pre-tax gain of $7 million, primarily a result of a non-taxable gain on an escrow recovery associated with an acquisition, partially offset by costs associated with winding down subsidiaries, non-cash asset impairment charges and costs incurred related to certain legal matters.

In addition to the items included in operating income, income from continuing operations included:
	●	income tax expense of $84 million associated with the Focus Sale, consisting of $91 million of current income tax expense and a deferred income tax benefit of $7 million;
	●	$48 million of pre-tax charges on the retirement of debt associated with the March 2016 cash tender offer and the related income tax benefit of $18 million;
	●	non-cash asset impairment charges of $7 million associated with certain investments;
	●	$4 million of pre-tax restructuring and integration charges associated with our Q2 Solutions joint venture; and
	●	excess tax benefits associated with stock-based compensation arrangements of $9 million.
Net cash provided by operating activities included:
	●	a $17 million cash tax benefit on the retirement of debt associated with the March 2016 cash tender offer;
	●	$54 million of proceeds received from the termination of interest rate swap agreements; and
	●	$91 million of income taxes paid in connection with the Focus Sale.

Net cash used in investing activities included proceeds from the sale of businesses of $295 million, principally related to the Focus Sale.
Net cash used in financing activities included $43 million of pre-tax cash charges on the retirement of debt associated with the March 2016 cash tender offer, principally comprised of premiums paid to retire the debt.

RISK FACTORS

You should carefully consider the risks described below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which is incorporated by reference into this prospectus supplement, before making a decision to invest in our notes.  The risks and uncertainties described below and in the documents incorporated by reference are not the only ones facing our Company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially adversely affect our business and operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.  In such case, you may lose all or part of your original investment.

Our outstanding debt may impair our financial and operating flexibility.

As of December 31, 2018, after giving effect to this offering and the anticipated use of the net proceeds therefrom (as if all of the foregoing had occurred on that date), Quest Diagnostics would have had approximately $3,930 million of debt outstanding, with $750 million of available capacity under our senior unsecured revolving credit facility, which matures in March 2023 and $529 million of available capacity under our secured receivables credit facility, and our subsidiaries would have had debt outstanding of $34 million.  Except for operating leases, we do not have any off-balance sheet financing arrangements in place or available.  See Note 14 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018 for further details related to our outstanding debt.  See Note 15 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018 for further details related to our use of derivative financial instruments to manage our exposure to market risks for changes in interest rates.  Our debt agreements contain various restrictive covenants.  These restrictions could limit our ability to use operating cash flow in other areas of our business because we must use a portion of these funds to make principal and interest payments on our debt.  We have obtained ratings on our debt from S&P Global Ratings, Moody’s Investors Service and Fitch Ratings.  There can be no assurance that any rating so assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our Company or our industry, so warrant.  If any of our debt ratings are lowered, the borrowing costs on our senior unsecured revolving credit facility and secured receivables facility could increase.  Changes in our credit ratings, however, do not require repayment or acceleration of any of our debt.

We or our subsidiaries may incur additional indebtedness in the future.  The notes offered hereby do not limit our ability, or the ability of any of our subsidiaries that may in the future guarantee the notes, to incur unsecured indebtedness.  Our ability to make principal and interest payments will depend on our ability to generate cash in the future.  If we incur additional debt, a greater portion of our cash flows may be needed to satisfy our debt service obligations and if we do not generate sufficient cash to meet our debt service requirements, we may need to seek additional financing.  In that case, it may be more difficult, or we may be unable, to obtain financing on terms that are acceptable to us.  As a result, we would be more vulnerable to general adverse economic, industry and capital markets conditions as well as the other risks associated with indebtedness.

Secured indebtedness incurred by Quest Diagnostics will be effectively, and existing and future obligations of our subsidiaries (including preferred stock) will be structurally, senior to the notes.

The notes are our senior unsecured obligations and therefore will be effectively subordinated to our secured obligations to the extent of the value of the assets securing such obligations.  The notes will also be structurally subordinated to any existing and future indebtedness and other obligations of our subsidiaries.  Our subsidiaries are not guarantors of the notes; however, under the terms of the indenture governing the notes, certain of our domestic subsidiaries may be required to become subsidiary guarantors in the future if they incur or assume any Indebtedness, subject to exceptions set forth in the indenture governing the notes, or guarantee any Indebtedness of our Company when the amount of such Indebtedness, together with any other outstanding Indebtedness of our Company guaranteed by our subsidiaries that do not guarantee the notes, exceeds $50 million in the aggregate at any time.  See “Description of Notes—Future Subsidiary Guarantors.”  The indenture governing the notes does not limit the amount of indebtedness that we can incur, but does limit the amount of indebtedness our subsidiaries who do not provide subsidiary guarantees are permitted to incur (as described below).  In addition, the indenture governing the notes limits the amount of secured indebtedness Quest Diagnostics and its restricted subsidiaries may incur pursuant to the covenant described under the heading “Description of Notes—Limitation on Liens.”  This covenant is subject to important exceptions described under such heading.  As of December 31, 2018, after giving effect to this offering and the anticipated use of the net proceeds therefrom (as if all of the foregoing had occurred on that date), Quest Diagnostics would have had outstanding $37 million of secured debt.

We conduct our operations through subsidiaries, which generate a substantial portion of our operating income and cash flow.  As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations.  Contractual provisions, laws or regulations, as well as any subsidiary’s condition and operating requirements, may limit our ability to obtain cash required to pay our debt service and other obligations.  The notes will be structurally subordinated to all existing and future obligations of our subsidiaries, including claims with respect to trade payables.  As of December 31, 2018, after giving effect to this offering and the anticipated use of the net proceeds therefrom (as if all of the foregoing had occurred on that date), our subsidiaries would have had debt outstanding of $34 million, all of which would have been secured.

If active trading markets for the notes do not develop, you may not be able to resell them.

The notes are new issues of securities for which there currently are no trading markets. Although the underwriters have informed us that they intend to make markets in the notes, they are not obligated to do so, and any such market-making activities may be discontinued at any time without notice.  As a result, we cannot provide any assurances that trading markets for the notes will ever develop or be maintained. Further, we can make no assurances as to the liquidity of any markets that may develop for the notes, your ability to sell your notes or the prices at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the condition of the industry in which we operate generally, the then-current ratings assigned to the notes and the market for similar securities. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. We do not intend to apply for listing or quotation of the notes on any securities exchange or automated quotation system.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Some statements and disclosures in this prospectus supplement, or the accompanying prospectus and the documents incorporated herein or therein by reference, are forward-looking statements.  Forward-looking statements include our expected use of proceeds and all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan” or “continue.”  These forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could cause our plans and expectations, including actual results, to differ materially from the forward-looking statements.  The Private Securities Litigation Reform Act of 1995, or the Litigation Reform Act, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation.  We would like to take advantage of the “safe harbor” provisions of the Litigation Reform Act in connection with the forward-looking statements included, or incorporated by reference, in this document.  Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented, or incorporated by reference, in this document.  The following important factors could cause our actual financial results to differ materially from those projected, forecasted or estimated by us in forward-looking statements:

(a)	Heightened competition from commercial clinical testing companies, hospitals, physicians and others.

(b)	Increased pricing pressure from customers, including payers and patients.

(c)	A decline in economic conditions.

(d)	Impact of changes in payment mix, including increased patient financial responsibility and any shift from fee-for-service to discounted, capitated or bundled fee arrangements.

(e)
Adverse actions by government or other third-party payers, including healthcare reform that focuses on reducing healthcare costs but does not recognize the value and importance to healthcare of clinical testing or innovative solutions, unilateral reduction of fee schedules payable to us, unilateral recoupment of amounts allegedly owed and competitive bidding.

(f)
The impact upon our testing volume and collected revenue or general or administrative expenses resulting from compliance with policies and requirements imposed by Medicare, Medicaid and other third-party payers.  These include:

(1)	the requirements of government and other payers to provide diagnosis codes and other information for many tests;

(2)	inability to obtain from patients a valid advance consent form for tests that cannot be billed without prior receipt of the form;

(3)	the impact of additional or expanded limited coverage policies and limits on the allowable number of test units or ordering frequency of same; and

(4)	the impact of increased prior authorization programs.

(g)
Adverse results from pending or future government investigations, lawsuits or private actions.  These include, in particular, monetary damages, loss or suspension of licenses, and/or suspension or exclusion from the Medicare and Medicaid programs and/or criminal penalties.

(h)	Failure to efficiently integrate acquired businesses and to manage the costs related to any such integration, or to retain key technical, professional or management personnel.

(i)
Denial, suspension or revocation of Clinical Laboratory Improvement Act (“CLIA”) certification or other licenses for any of our clinical laboratories under the CLIA standards, revocation or suspension of the right to bill the Medicare and Medicaid programs or other adverse regulatory actions by federal, state and local agencies.

(j)
Changes in and complexity of federal, state or local laws or regulations, including changes that result in new or increased federal or state regulation of commercial clinical laboratories, tests developed by commercial clinical laboratories or other products or services that we offer or activities in which we are engaged, including regulation by the U.S. Food and Drug Administration.

(k)	Inability to achieve expected benefits from our acquisitions of other businesses.

(l)	Inability to achieve additional benefits from our business performance tools and efficiency initiatives.

(m)	Adverse publicity and news coverage about the diagnostic information services industry or us.

(n)
Failure of the Company to maintain, defend and secure its financial, accounting, technology, customer data and other operational systems from cyberattacks, information technology system outages, telecommunications failures, malicious human acts and failure of the systems of third parties upon which the Company relies.

(o)
Development of technologies that substantially alter the practice of clinical testing, including technology changes that lead to the development of more convenient or cost-effective testing, or testing to be performed outside of a commercial clinical laboratory, such as (1) point-of-care testing that can be performed by physicians in their offices, (2) advanced testing that can be performed by hospitals in their own laboratories or (3) home testing that can be carried out without requiring the services of clinical laboratories.

(p)
Negative developments regarding intellectual property and other property rights that could prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business.  These include:

(1)	Issuance of patents or other property rights to our competitors or others; and

(2)	Inability to obtain or maintain adequate patent or other proprietary rights for our products and services or to successfully enforce our proprietary rights.

(q)
Development of tests by our competitors or others which we may not be able to license, or usage of our technology or similar technologies or our trade secrets or other intellectual property by competitors, any of which could negatively affect our competitive position.

(r)	Regulatory delay or inability to commercialize newly developed or licensed tests or technologies or to obtain appropriate reimbursements for such tests.

(s)	The complexity of billing and revenue recognition for clinical laboratory testing.

(t)	Changes in interest rates and changes in our credit ratings from S&P Global, Moody’s Investor Services or Fitch Ratings causing an unfavorable impact on our cost of and access to capital.

(u)	Inability to hire or retain qualified or key senior management personnel.

(v)
Terrorist and other criminal activities, hurricanes, earthquakes or other natural disasters, and health pandemics, which could affect our customers, transportation or systems, or our facilities, and for which insurance may not adequately reimburse us.

(w)	Difficulties and uncertainties in the discovery, development, regulatory environment and/or marketing of new services or solutions or new uses of existing tests.

(x)
Failure to adapt to changes in the healthcare system (including the medical laboratory testing market) and healthcare delivery, including those stemming from the Affordable Care Act (or its repeal, amendment or replacement), Protecting Access to Medicare Act, trends in utilization of the healthcare system and increased patient financial responsibility for services.

(y)	Results and consequences of governmental inquiries.

(z)	Difficulty in implementing, or lack of success with, our strategic plan.

(aa)	The impact of informatics on our industry and the ability of our Company to adapt to that impact.

(bb)	Failure to adequately operationalize appropriate controls around use of our data, including risk of non-compliance with privacy law requirements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering of notes, after deducting underwriting discounts but before deducting other expenses of the offering, will be approximately $495,285,000.

We intend to use the net proceeds to repay outstanding indebtedness, which includes the $300 million aggregate principal amount of our senior notes due April 2019, and indebtedness under our secured receivables credit facility, and for general corporate purposes.

Our senior notes due April 2019 have an interest rate of 2.70% and mature on April 1, 2019.  Borrowings under our secured receivables credit facility bear interest either at a rate that is intended to approximate commercial paper rates for highly rated issuers, or LIBOR, plus a spread.  As of December 31, 2018, borrowing rates under our secured receivables credit facility were commercial paper rates for highly rated issuers, or LIBOR, plus a spread of 0.70% to 0.725%.  Borrowings under the secured receivables credit facility are due in either October 2019 or October 2020.  Borrowings under our secured receivables credit facility fluctuate during a reporting period.  As of December 31, 2018, there was approximately $160 million outstanding.

One or more of the underwriters or their affiliates may receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our secured receivables credit facility. Accordingly, such underwriters will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, and this offering will be conducted in accordance with Rule 5121. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and total capitalization at December 31, 2018 on an actual basis and as adjusted to reflect the issuance of the notes offered hereby and the application of net proceeds of this offering as described under “Use of Proceeds” in this prospectus supplement.

The following table should be read together with our audited consolidated financial statements and related notes and management’s discussion and analysis of financial condition and results of operations included in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus supplement.

	December 31, 2018
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$135	$170	(a)
Debt (including current maturities):
Secured receivables credit facility (3.39%)	$160	$—
Senior unsecured revolving credit facility	—	—
2.70% senior notes due 2019	300	—
4.75% senior notes due 2020	507	507
2.50% senior notes due 2020	300	300
4.70% senior notes due 2021	557	557
4.25% senior notes due 2024	299	299
3.50% senior notes due 2025	562	562
3.45% senior notes due 2026	469	469
6.95% senior notes due 2037	175	175
5.75% senior notes due 2040	244	244
4.70% senior notes due 2045	300	300
Senior notes offered hereby	—	499	(b)
Other	37	37
Debt issuance costs	(17)	(20)
Total debt	$3,893	$3,929
Stockholders’ equity:
Quest Diagnostics stockholders’ equity	5,216	5,216
Noncontrolling interests	51	51
Total stockholders’ equity	5,267	5,267
Total capitalization	$9,160	$9,196

____________
(a)
Cash and cash equivalents, as adjusted, reflects the net proceeds from this offering of approximately $495 million, which will be used as described in the “Use of Proceeds” section in this prospectus supplement.  Cash and cash equivalents, as adjusted, also reflects net repayment of $160 million outstanding under the secured receivables credit facility and repayment of the 2.7% senior notes due 2019.

(b)	Consists of $500,000,000 of 4.200% senior notes due 2029 issued at 99.707%. The original issue discount of approximately $1 million is reflected as a reduction to the carrying amount of the debt.

DESCRIPTION OF NOTES

The 4.200% senior notes due 2029 (the “Notes”) will be issued under an indenture, dated as of June 27, 2001, as supplemented by the first supplemental indenture, dated as of June 27, 2001, each among Quest Diagnostics, as issuer, the Initial Subsidiary Guarantors (as defined therein), as guarantors, and The Bank of New York, as trustee, as further supplemented by the second supplemental indenture, dated as of November 26, 2001, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the third supplemental indenture, dated as of April 4, 2002, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the fourth supplemental indenture, dated as of March 19, 2003, among Quest Diagnostics, the Additional Subsidiary Guarantor (as defined therein) and The Bank of New York, as further supplemented by the fifth supplemental indenture, dated as of April 16, 2004, among Quest Diagnostics, the Additional Subsidiary Guarantor (as defined therein) and The Bank of New York, as further supplemented by the sixth supplemental indenture, dated as of October 31, 2005, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the seventh supplemental indenture, dated as of November 21, 2005, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the eighth supplemental indenture, dated as of July 31, 2006, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the ninth supplemental indenture, dated as of September 30, 2006, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the tenth supplemental indenture, dated as of June 22, 2007, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the eleventh supplemental indenture, dated as of June 22, 2007, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the twelfth supplemental indenture, dated as of June 25, 2007, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the thirteenth supplemental indenture, dated as of November 17, 2009, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon, as further supplemented by the fourteenth supplemental indenture, dated as of March 24, 2011, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon, as further supplemented by the fifteenth supplemental indenture, dated as of November 30, 2011, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon, as further supplemented by the sixteenth supplemental indenture, dated as of March 17, 2014, between Quest Diagnostics and The Bank of New York Mellon, as further supplemented by the seventeenth supplemental indenture, dated as of March 10, 2015, between Quest Diagnostics and The Bank of New York Mellon and as further supplemented by the eighteenth supplemental indenture, dated as of May 26, 2016, among Quest Diagnostics and The Bank of New York Mellon and as to be further supplemented by the nineteenth supplemental indenture between Quest Diagnostics and The Bank of New York Mellon, to be dated as of the closing date of this offering (collectively, as so supplemented, the “Indenture”).  The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).  A copy of the Indenture is available for inspection at the office of the trustee during normal business hours following reasonable notice.

Whenever we refer in this “Description of Notes” to terms defined in the Indenture below, such defined terms are incorporated herein by reference.  As used in this “Description of Notes,” the terms “we,” “our,” “us” and “Quest Diagnostics” do not include any current or future subsidiary of Quest Diagnostics Incorporated, unless the context indicates otherwise.

General

The Notes will be initially limited to $500,000,000 aggregate principal amount and will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 30, 2029.

Quest Diagnostics may from time to time, without the consent of the holders of the Notes, issue additional Notes having the same ranking and the same interest rate, maturity and other terms (except the issue date, public offering price and, if applicable, initial interest payment date) as the Notes.  Any additional Notes and the Notes will generally constitute a single series under the Indenture.  This type of offering is often referred to as a “re-opening.”  Additional Notes may constitute a separate issuance for U.S. federal income tax purposes.

Interest

The Notes will bear interest at the annual rate noted on the cover page of this prospectus supplement.  Interest on the Notes will be payable semiannually on June 30 and December 30 of each year, beginning June 30, 2019.  Interest on the Notes will be paid to holders of record on June 15 or December 15 immediately before the applicable interest payment date.  Interest will accrue from March 12, 2019 and will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date, redemption date or maturity date falls on a day that is not a business day, the payment due on that interest payment date, redemption date or maturity date will be made on the next succeeding business day, and without any interest or other payment in respect of such delay.

Seniority; Ranking

The Notes will be senior unsecured obligations of Quest Diagnostics and will rank equally with other existing and future senior unsecured obligations of Quest Diagnostics.  As of December 31, 2018, after giving effect to this offering and the anticipated use of the net proceeds therefrom (as if all of the foregoing had occurred on that date), Quest Diagnostics would have had total debt outstanding of $3,930 million.

The Notes will be effectively subordinated to any secured obligations of Quest Diagnostics to the extent of the value of the assets securing such obligations.  The Indenture does not limit the amount of indebtedness that Quest Diagnostics can incur, but does limit the amount of indebtedness its subsidiaries that do not guarantee the Notes are permitted to incur (as described below).  In addition, the Indenture limits the amount of secured indebtedness both Quest Diagnostics and its Restricted Subsidiaries may incur pursuant to the covenant described under the heading “—Limitation on Liens.”  This covenant is subject to important exceptions described under such heading.  As of December 31, 2018, after giving effect to this offering and the anticipated use of the net proceeds therefrom (as if all of the foregoing had occurred on that date), Quest Diagnostics would have had secured debt outstanding of $37 million.

Quest Diagnostics conducts its operations through subsidiaries, which generate a substantial portion of its operating income and cash.  As a result, distributions or advances from subsidiaries of Quest Diagnostics are a major source of funds necessary to meet its debt service and other obligations.  Contractual provisions, laws or regulations, as well as any subsidiary’s financial condition and operating requirements, may limit the ability of Quest Diagnostics to obtain cash required to pay Quest Diagnostics’ debt service obligations, including payments on the Notes.

The Notes will be structurally subordinated to all existing and future obligations of Quest Diagnostics’ subsidiaries, including claims with respect to trade payables.  The subsidiaries of Quest Diagnostics are limited in the amount of Indebtedness they are permitted to incur pursuant to the covenant described under “—Limitation on Subsidiary Indebtedness and Preferred Stock.”  This covenant is subject to important exceptions described under such heading.  As of December 31, 2018, after giving effect to this offering and the anticipated use of the net proceeds therefrom (as if all of the foregoing had occurred on that date), the subsidiaries of Quest Diagnostics would have had outstanding $34 million of debt, all of which was secured.

Our subsidiaries are not guarantors of the Notes; however, under the terms of the Indenture, certain of our domestic subsidiaries may be required to become subsidiary guarantors in the future if they incur or assume any Indebtedness, subject to exceptions set forth in the Indenture, or guarantee any Indebtedness of our Company when the amount of such Indebtedness, together with any other outstanding Indebtedness of our Company guaranteed by our subsidiaries that do not guarantee the Notes, exceeds $50 million in the aggregate at any time.  See “—Future Subsidiary Guarantors.”

Optional Redemption

Prior to March 30, 2029 (three months prior to their maturity date, the “Par Call Date”), the Notes may be redeemed, as a whole at any time or in part from time to time, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the Notes, at a redemption price equal to the greater of:

●	100% of principal amount of the Notes to be redeemed, and

●
the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined below) plus 25 basis points, plus accrued interest to, but excluding, the date of redemption, which has not been paid.  The make-whole calculation will not include any discounted amount with respect to the interest and principal payments due on the maturity date of the Notes and will instead include the discounted amount with respect to the interest and principal payments that would be payable upon redemption of the Notes on the Par Call Date.

On or after the Par Call Date, the Notes may be redeemed, as a whole at any time or in part from time to time, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the Notes, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued interest to, but excluding, the date of redemption, which has not been paid.

“Remaining Scheduled Payments” means, with respect to the Notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon from the redemption date through the Par Call Date; provided, however, that, if such redemption date is not an interest payment date with respect to the Notes, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date for the Notes, the rate per annum equal to the semiannual equivalent yield to maturity or interpolation (on a day count basis) of the interpolated Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, as determined by Quest Diagnostics or an Independent Investment Banker appointed by Quest Diagnostics.

The Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers, to be appointed by Quest Diagnostics.

“Comparable Treasury Price” means, with respect to any redemption date for the Notes:

●	the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations; or

●	if Quest Diagnostics obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained by Quest Diagnostics.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Quest Diagnostics, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Reference Treasury Dealer” means a primary U.S. Government securities dealer, which we refer to as “Primary Treasury Dealer,” selected by Quest Diagnostics.

On and after the redemption date for the Notes, interest will cease to accrue on the Notes or any portion thereof called for redemption, unless Quest Diagnostics defaults in the payment of the redemption price and accrued interest.  On or before the redemption date for the Notes, Quest Diagnostics shall deposit with a paying agent, or the trustee, funds sufficient to pay the redemption price of and accrued interest on such Notes to be redeemed on such date.  If less than all of the Notes are to be redeemed, and such Notes are at the time represented by one or more global security certificates, then the Notes to be redeemed will be selected in accordance with the procedures of the depositary.  If less than all of the Notes are to be redeemed, and such Notes are not represented by one or more global security certificates, the Notes to be redeemed shall be selected by such method as the trustee shall deem fair and appropriate.

Change of Control

If a Change of Control Triggering Event occurs, unless Quest Diagnostics has exercised its option to redeem the Notes as described above, Quest Diagnostics will be required to make an offer (the “Change of Control Offer”) to each holder of the Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes on the terms set forth in the Notes.  In the Change of Control Offer, Quest Diagnostics will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to, but excluding, the date of repurchase (the “Change of Control Payment”).  Within 30 days following any Change of Control Triggering Event or, at Quest Diagnostics’ option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed to holders of the Notes describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”).  The notice will, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, Quest Diagnostics will, to the extent lawful:

●	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

●	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

●
deliver or cause to be delivered to the trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

Quest Diagnostics will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by Quest Diagnostics and the third party repurchases all Notes properly tendered and not withdrawn under its offer.  In addition, Quest Diagnostics will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the Indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

Quest Diagnostics will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event.  To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, Quest Diagnostics will comply with those securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict.  For purposes of the Change of Control Offer provisions of the Notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following:  (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d) (3) of the Exchange Act) (other than Quest Diagnostics or one of its subsidiaries) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of Quest Diagnostics or other voting stock into which the voting stock of Quest Diagnostics is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of Quest Diagnostics’ assets and the assets of its subsidiaries, taken as a whole, to one or more “persons” (as that term is defined in the Indenture) (other than Quest Diagnostics or one of its subsidiaries); or (3) the first day on which a majority of the members of the Board of Directors of Quest Diagnostics are not Continuing Directors.  Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Quest Diagnostics becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the voting stock of Quest Diagnostics immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating event.

“Continuing Directors” means, as of any date of determination, any member of Quest Diagnostics’ Board of Directors who (1) was a member of such Board of Directors on the date the Notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement of Quest Diagnostics in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings, Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB– (or the equivalent) by S&P and BBB– (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any additional rating agency or Rating Agencies selected by Quest Diagnostics.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the control of Quest Diagnostics, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by Quest Diagnostics (as certified by a resolution of the Board of Directors) as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.

“Rating event” means the rating on the Notes is lowered by at least two of the Rating Agencies and the Notes are rated below an Investment Grade Rating by at least two of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or the intention of Quest Diagnostics to effect a Change of Control; provided, however, that a Rating event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request or the request of Quest Diagnostics that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating event).

“S&P” means  S&P Global Ratings, a division of S&P Global Inc.

“Voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Sinking Fund

The Notes will not be entitled to the benefit of any sinking fund.

Limitation on Liens

Other than as provided under “—Exempted Liens and Sale and Leaseback Transactions,” Quest Diagnostics will not, and will not permit any Restricted Subsidiary to, create or assume any Indebtedness secured by any Lien on any Principal Property or shares of stock or Indebtedness of any Restricted Subsidiary, unless:  (1) in the case of Quest Diagnostics, the Notes are secured by such Lien equally and ratably with, or prior to, the Indebtedness secured by such Lien, or (2) in the case of any domestic Subsidiary that has guaranteed the obligations of Quest Diagnostics pursuant to the terms of the Indenture, such Subsidiary’s guarantee of the Notes is secured by such Lien equally and ratably with, or prior to, the Indebtedness secured by such Lien.  The restrictions do not apply to Indebtedness that is secured by:

●	Liens existing on the date of the issuance of the Notes;

●	Liens securing only the Notes;

●	Liens in favor of only Quest Diagnostics or any Restricted Subsidiary;

●
Liens on property or shares of stock or indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with, or its assets are acquired by, Quest Diagnostics or any Restricted Subsidiary (provided that such Lien was not incurred in anticipation of such transaction and was in existence prior to such transaction) so long as such Lien does not extend to any other property and the Indebtedness so secured is not increased;

●
Liens on property existing immediately prior to the acquisition thereof (provided that such Lien was not incurred in anticipation of such transaction and was in existence prior to such transaction) so long as such Lien does not extend to any other property and the Indebtedness so secured is not increased;

●
Liens to secure Indebtedness incurred for the purpose of financing all or any part of a property’s purchase price or cost of construction or additions, repairs, alterations, or other improvements; provided that (1) the principal amount of any Indebtedness secured by such Lien does not exceed 100% of such property’s purchase price or cost, (2) such Lien does not extend to or cover any other property other than the property so purchased, constructed or on which such additions, repairs, alterations or other improvements were so made, and (3) such Lien is incurred prior to or within 270 days after the acquisition of such property or the completion of construction or such additions, repairs, alterations or other improvements and the full operation of such property thereafter;

●	Liens in favor of the United States or any state thereof, or any instrumentality of either, to secure certain payments pursuant to any contract or statute;

●
Liens for taxes or assessments or other governmental charges or levies which are being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles;

●	title exceptions, easements and other similar Liens that are not consensual and that do not materially impair the use of the property subject thereto;

●
Liens to secure obligations under workmen’s compensation laws, unemployment compensation, old-age pensions and other social security benefits or similar legislation, including Liens with respect to judgments which are not currently dischargeable;

●	Liens arising out of legal proceedings, including Liens arising out of judgments or awards;

●
warehousemen’s, materialmen’s and other similar Liens for sums being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles;

●
Liens incurred to secure the performance of statutory obligations, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business; or

●
Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing bullets or liens created in connection with any amendment, consent or waiver relating to such Indebtedness, so long as such Lien does not extend to any other property and the Indebtedness so secured does not exceed the fair market value (as determined by our board of directors) of the assets subject to such Liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be.

Limitation on Sale and Leaseback Transactions

Other than as provided under “—Exempted Liens and Sale and Leaseback Transactions,” Quest Diagnostics will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless:

●	the Sale and Leaseback Transaction is solely with Quest Diagnostics or a domestic Subsidiary that has guaranteed the obligations of Quest Diagnostics pursuant to the terms of the Indenture; or

●	the lease is for a period not in excess of five years, including renewal rights; or

●
Quest Diagnostics or the Restricted Subsidiary, prior to or within 270 days after the sale of such Principal Property in connection with the Sale and Leaseback Transaction is completed, applies the net cash proceeds of the sale of the Principal Property leased to:

(1)	the retirement of the Notes or debt ranking equally with the Notes of Quest Diagnostics or any Restricted Subsidiary, or

(2)	the acquisition of different property, facilities or equipment or the expansion of Quest Diagnostics’ existing business, including the acquisition of other businesses.

Exempted Liens and Sale and Leaseback Transactions

Notwithstanding the restrictions described under the headings “—Limitation on Liens” or “—Limitation on Sale and Leaseback Transactions,” Quest Diagnostics or any Restricted Subsidiary may create or assume any Liens or enter into any Sale and Leaseback Transactions not otherwise permitted as described above, if the sum of the following does not exceed 5% of Consolidated Total Assets:

●
the outstanding Indebtedness secured by such Liens (not including any Liens permitted under “— Limitation on Liens” which amount does not include any Liens permitted under the provisions of this “—Exempted Liens and Sale and Leaseback Transactions”); plus

●
all Attributable Debt in respect of such Sale and Leaseback Transaction entered into (not including any Sale and Leaseback Transactions permitted under “—Limitation on Sale and Leaseback Transactions” which amount does not include any Sale and Leaseback Transactions permitted under the provisions of this “—Exempted Liens and Sale and Leaseback Transactions”), measured, in each case, at the time such Lien is incurred or any such Sale and Leaseback Transaction is entered into by Quest Diagnostics or the Restricted Subsidiary.

Limitation on Subsidiary Indebtedness and Preferred Stock

None of the Subsidiaries of Quest Diagnostics other than a domestic Subsidiary that has guaranteed the obligations of Quest Diagnostics pursuant to the terms of the Indenture may, directly or indirectly, create, incur, issue, assume or extend the maturity of any Indebtedness (including Acquired Indebtedness) or Preferred Stock except for the following, provided that, for purposes of this covenant, any Acquired Indebtedness shall not be deemed to have been incurred until 270 days from the date (1) the Person obligated on such Acquired Indebtedness becomes a Subsidiary of Quest Diagnostics or (2) the acquisition of assets, in connection with which such Acquired Indebtedness was assumed, is consummated:

●	Indebtedness outstanding on the date of the Indenture;

●	Indebtedness representing the assumption by one Subsidiary of Indebtedness of another Subsidiary;

●	Indebtedness outstanding under any Receivables Credit Facility;

●
Indebtedness secured by a Lien incurred for the purpose of financing all or any part of a property’s purchase price or cost of construction or additions, repairs, alterations or other improvements, provided that such Indebtedness and Lien is incurred prior to or within 270 days after the acquisition of such property or the completion of construction or such additions, repairs, alterations or other improvements and the full operation of such property thereafter;

●
Indebtedness of any Subsidiary of Quest Diagnostics, the proceeds of which are used to renew, extend, refinance or refund outstanding Indebtedness of such Subsidiary; provided that such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced or refunded; provided further that such Indebtedness shall be permitted hereunder only to the extent that the aggregate principal amount of such Indebtedness (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom) does not exceed the aggregate principal amount then outstanding under the Indebtedness being renewed, extended, refinanced or refunded (or if the Indebtedness being renewed, extended, refinanced or refunded, was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with generally accepted accounting principles) plus the lesser of (A) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (B) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of such Subsidiary incurred in connection with such refinancing;

●	Indebtedness of a Subsidiary of Quest Diagnostics to Quest Diagnostics or to another Subsidiary of Quest Diagnostics;

●
any Indebtedness resulting from a Sale and Leaseback Transaction which is permitted by the “—Limitation on Sale and Leaseback Transactions” covenant (but not including any Sale and Leaseback Transaction which is permitted by the “—Exempted Liens and Sale and Leaseback Transactions” provisions relating thereto);

●	any Permitted Acquired Indebtedness;

●
any guarantee of Indebtedness of Quest Diagnostics by any Subsidiary of Quest Diagnostics in anticipation of such Subsidiary guaranteeing the obligations of Quest Diagnostics pursuant to the terms of the Indenture;

●	Preferred Stock to the extent that the aggregate liquidation preference of Preferred Stock, outstanding at any one time, does not exceed 5% of Consolidated Total Assets;

●	shares of Preferred Stock held by Quest Diagnostics or a subsidiary of Quest Diagnostics; or

●
any Indebtedness, including any Acquired Indebtedness that is not Permitted Acquired Indebtedness, the outstanding aggregate principal amount of which does not at any one time exceed the greater of (1) 10% of Consolidated Total Assets or (2) $200 million, measured in each case at the time such Indebtedness is incurred.

Merger, Consolidation or Sale of Assets

Quest Diagnostics may merge or consolidate with another Person and may sell, transfer or lease all or substantially all of its assets to another Person if all the following conditions are met:

●
The merger, consolidation or sale of assets must not cause an event of default.  See “—Events of Default.”  An event of default for this purpose would also include any event that would be an event of default if the notice or time requirements were disregarded;

●
If Quest Diagnostics is not the surviving entity, the Person we would merge or consolidate with, or sell all or substantially all of our assets to, must be organized under the laws of the United States or any state thereof;

●
If Quest Diagnostics is not the surviving entity, the Person we would merge or consolidate with, or sell all or substantially all of our assets to, must expressly assume by supplemental indenture all of our obligations under the Notes and the Indenture; and

●	Quest Diagnostics must deliver specific certification and documents to the trustee.

Events of Default

The term “Event of Default” in respect of the Notes means any of the following:

●
Quest Diagnostics or any domestic Subsidiary that guarantees the obligations of Quest Diagnostics pursuant to the terms of the Indenture does not pay the principal of or any premium on the Notes on its due date;

●
Quest Diagnostics or any domestic Subsidiary that guarantees the obligations of Quest Diagnostics pursuant to the terms of the Indenture does not pay interest on the Notes within 30 days of its due date whether at maturity, upon redemption or upon acceleration;

●
Quest Diagnostics or any domestic Subsidiary that guarantees the obligations of Quest Diagnostics pursuant to the terms of the Indenture remains in breach of a covenant in respect of the Notes for 60 days after it receives a written notice of default stating it is in breach and requiring that it remedy the breach.  The notice must be sent by either the trustee or holders of 25% of the aggregate principal amount of the Notes;

●
An event of default under any indenture or instrument evidencing or under which Quest Diagnostics or any domestic Subsidiary that guarantees the obligations of Quest Diagnostics pursuant to the terms of the Indenture then has outstanding any Indebtedness shall occur and be continuing and either:

(1)	such event of default results from the failure to pay the principal of such Indebtedness in excess of $200 million at final maturity of such Indebtedness, individually or in the aggregate; or

(2)
as a result of such event of default the maturity of such Indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable and the principal amount of such Indebtedness, together with the principal of any other Indebtedness of Quest Diagnostics or such Subsidiary in default, or the maturity of which has been accelerated, aggregates at least $200 million, individually or in the aggregate;

●
Any domestic Subsidiary that guarantees the obligations of Quest Diagnostics pursuant to the terms of the Indenture repudiates its obligations under its guarantee of the Notes or, other than by reason of the termination of the Indenture or the release of any such guarantee in accordance with the Indenture, any such guarantee ceases to be in full force and effect or is declared null and void and such condition shall have continued for a period of 30 days after written notice of such failure requiring Quest Diagnostics or such Subsidiary to remedy the same shall have been given to Quest Diagnostics by the trustee or to Quest Diagnostics and the trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

●
Quest Diagnostics or any domestic Subsidiary that guarantees the obligations of Quest Diagnostics pursuant to the terms of the Indenture files for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

The trustee may withhold notice to the holders of Notes of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default with respect to the Notes has occurred and has not been cured, the trustee or the holders of 25% in aggregate principal amount of the Notes may declare the entire principal amount (and premium, if any) of, and all the accrued interest on the Notes to be due and immediately payable.  This is called a declaration of acceleration of maturity.  If an event of default with respect to the Notes occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of the Notes will be automatically accelerated, without any action by the trustee or any holder.  Holders of a majority in principal amount of the Notes may also waive certain past defaults under the Indenture on behalf of all of the holders of the Notes.  A declaration of acceleration of maturity with respect to the Notes may be canceled, under specific circumstances, by the holders of at least a majority in principal amount of the Notes.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the Indenture at the request of any of the holders unless the holders offer the trustee protection reasonably satisfactory to it from expenses and liability called an “indemnity.”  If indemnity satisfactory to the trustee is provided, the holders of a majority in principal amount of the Notes may, with respect to the Notes, direct in writing the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee.  The trustee may refuse to follow those directions in certain circumstances.  No delay or omission in exercising any right or remedy will be treated as a waiver of the right, remedy or event of default.

Before you are allowed to bypass the trustee and bring a lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes, the following must occur:

●	You must give the trustee written notice that an event of default has occurred and remains uncured;

●
The holders of at least 25% in principal amount of the outstanding Notes must make a written request that the trustee take action because of the default and must offer the trustee indemnity reasonably satisfactory to it against the cost and other liabilities of taking that action;

●	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

●	Holders of a majority in principal amount of the Notes must not have given the trustee a direction inconsistent with the above notice.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Notes on or after the due date.

Defeasance

Full Defeasance.  If there is a change in federal tax law, as described below, we can legally release ourselves and any domestic Subsidiary that guarantees our obligations pursuant to the terms of the Indenture from any payment or other obligations on the Notes, called “full defeasance,” if we put in place the following other arrangements for you to be repaid:

●
We must deposit in trust for your benefit and the benefit of all other registered holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates including, possibly, their earliest redemption date.

●
In order for us to effect a full defeasance, we must deliver to the trustee a legal opinion confirming that you will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and that you will not be taxed on the Notes any differently than if the defeasance had not occurred.

If we accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Notes.  You could not look to us for repayment in the unlikely event of any shortfall.  Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

Covenant Defeasance.  We can make the same type of deposit described above and be released and cause any domestic Subsidiary that guarantees our obligations pursuant to the terms of the Indenture to be released from the restrictive covenants in the Notes, if any.  This is called “covenant defeasance.”  In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the Notes.  In order to achieve covenant defeasance, we must do the following:

●
We must deposit in trust for your benefit and the benefit of all other registered holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

●
We must deliver to the trustee a legal opinion confirming that under current U.S. federal income tax law you will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the covenant defeasance and that you will not be taxed on the Notes any differently than if the covenant defeasance had not occurred.

If we accomplish covenant defeasance, the following provisions of the Indenture and the Notes would no longer apply unless otherwise specified:

●
any promises of any domestic Subsidiary that guarantees our obligations pursuant to the terms of the Indenture relating to its guarantees, the conduct of its business and any other covenants applicable to the Notes;

●	our promises regarding conduct of our business and other matters and any other covenants applicable to the Notes; and

●	the definition of an event of default as a breach of such covenants.

If we accomplish covenant defeasance, you can still look to us and any domestic Subsidiary that guarantees our obligations pursuant to the terms of the Indenture for repayment of the Notes if there were a shortfall in the trust deposit.  In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the Notes become immediately due and payable, there may be such a shortfall.  Depending on the event causing the default, of course, you may not be able to obtain payment of the shortfall.

In order to exercise either full defeasance or covenant defeasance, we must comply with certain conditions, and no event or condition can exist that would prevent us and any domestic Subsidiary that guarantees our obligations pursuant to the terms of the Indenture from making payments of principal, premium, and interest, if any, on the Notes on the date the irrevocable deposit is made or at any time during the period ending on the 91st day after the deposit date.

Notices

With respect to the Notes, we and the trustee will send notices regarding the Notes only to registered holders, using their addresses as listed in the list of registered holders.

Future Subsidiary Guarantors

The Notes do not currently benefit from any guarantees from any of Quest Diagnostics’ subsidiaries.  However, the Indenture provides that if any future domestic Subsidiary of Quest Diagnostics (i) guarantees any Indebtedness of Quest Diagnostics and the amount of such Indebtedness, together with any other outstanding Indebtedness of Quest Diagnostics guaranteed by its Subsidiaries that do not guarantee the Notes, exceeds $50 million in the aggregate at any time or (ii) incurs Indebtedness not permitted under “—Limitation on Subsidiary Indebtedness and Preferred Stock” above, then Quest Diagnostics will cause such Subsidiary to become a subsidiary guarantor of the Notes.

Global Notes:  Book-Entry System

Global Notes

The Notes will be represented by one or more fully registered global notes, without interest coupons and will be deposited upon issuance with the trustee as custodian for The Depository Trust Company, New York, New York (“DTC”), and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.  Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form (“certificated notes”) except in the limited circumstances described below.  See “—Certain Book-Entry Procedures for the Global Notes.”

Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

The Notes may be presented for registration of transfer and exchange at the offices of the trustee.

Certain Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream Luxembourg.  The descriptions of the operations and procedures of DTC, Euroclear and Clearstream Luxembourg set forth below are provided solely as a matter of convenience.  These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time.  We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC, Euroclear and Clearstream Luxembourg and their respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC.  DTC has advised us that it is:

●	a limited-purpose trust company organized under the laws of the State of New York;

●	a “banking organization” within the meaning of the New York State Banking Law;

●	a member of the Federal Reserve System;

●	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

●	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants (collectively, the “participants”) and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates.  DTC’s participants include securities brokers and dealers (including some or all of the underwriters), banks and trust companies, clearing corporations and certain other organizations.  Indirect access to DTC’s system is also available to other entities such as Clearstream Luxembourg, Euroclear, banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly.  Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants in DTC.

Clearstream Luxembourg.  Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depositary.  Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates.  Clearstream Luxembourg provides Clearstream Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing.  Clearstream Luxembourg interfaces with domestic markets in several countries.  As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute.  Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters.  Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

Distributions with respect to Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. depositary for Clearstream Luxembourg.

Euroclear.  Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.  Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries.  Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”).  All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative.  The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants.  Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters.  Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.  Distributions of principal and interest with respect to Notes held through Euroclear or Clearstream Luxembourg will be credited to the cash accounts of Euroclear or Clearstream Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by such system’s depositary.

Links have been established among DTC, Clearstream Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading.  DTC will be linked indirectly to Clearstream Luxembourg and Euroclear through the DTC accounts of their respective U.S. depositaries.

Book-Entry Procedures.  We expect that, pursuant to procedures established by DTC:

●
upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the underwriters with an interest in that global note; and

●
ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and by participants and indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that some purchasers of Notes take physical delivery of those Notes in definitive form.  Accordingly, the ability to transfer beneficial interests in notes represented by a global note to those persons may be limited.  In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical note in respect of that interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the Notes and the Indenture.  Except as provided below, owners of beneficial interests in a global note (1) will not be entitled to have the Notes represented by that global note registered in their names, (2) will not receive or be entitled to receive physical delivery of certificated notes, and (3) will not be considered the owners or holders of the Notes represented by that beneficial interest under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee.  Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or that global note.  We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders.  Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

Payments with respect to the principal of and interest on a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the Indenture.  Under the terms of the Indenture, we and the trustee may treat the persons in whose names the Notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever.  Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note.  Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.  Transfers between participants in Euroclear or Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary.  However, those cross-market transactions will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system.  Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.

Euroclear participants and Clearstream Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg.

Although we understand that DTC, Euroclear and Clearstream Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time.  Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same-Day Settlement and Payment

We will make payments in respect of the Notes represented by the global notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder.  We will make all payments of principal and interest with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address.  The Notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System.

Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC.  DTC has advised us that cash received in Euroclear or Clearstream Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC’s settlement date.

None of Quest Diagnostics, any underwriter or agent, the trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

Modification or Waiver

There are three types of changes we can make to the Indenture and the Notes.

Changes Requiring Your Approval.  First, there are changes that cannot be made to your Notes without your specific approval.  Following is a list of those types of changes:

●	changing the stated maturity of the principal of or interest on the Notes;

●	reducing any amounts due on the Notes or payable upon acceleration of the maturity of the security following a default;

●	adversely affecting any right of repayment at the holder’s option;

●	changing the place (except as otherwise described in this prospectus supplement) or currency of payment on the Notes;

●	impairing your right to sue for payment or to convert or exchange Notes;

●	modifying the Notes to subordinate the Notes to other indebtedness;

●	reducing the percentage of holders of Notes whose consent is needed to modify or amend the Indenture;

●	reducing the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults;

●	reducing the requirements for quorum or voting with respect to the Notes;

●	modifying any other aspect of the provisions of the Indenture dealing with modification and waiver except to increase the voting requirements; and

●	change in any of our obligations to pay additional amounts to holders with respect to taxes imposed on such holders in certain circumstances.

Changes Requiring a Majority Vote.  The second type of change to the Indenture and the outstanding Notes is the kind that requires a vote in favor by holders of outstanding Notes owning a majority of the principal amount of Notes.  Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the outstanding Notes in any material respect.  The same vote would be required for us and any domestic Subsidiary that guarantees our obligations pursuant to the terms of the Indenture to obtain a waiver of all or part of certain covenants in the Indenture, or a waiver of a past default.  However, we and any domestic Subsidiary that guarantees our obligations pursuant to the terms of the Indenture cannot obtain a waiver of a payment default or any other aspect of the Indenture or the outstanding Notes listed in the category described previously under “—Changes Requiring Your Approval” unless we and such Subsidiary obtain your individual consent to the waiver.

Changes Not Requiring Approval.  The third type of change does not require any vote by holders of outstanding Notes.  This type is limited to clarifications, curing ambiguities, defects or inconsistencies and certain other changes that would not adversely affect holders of the outstanding Notes in any material respect.  Qualifying or maintaining the qualification of the Indenture under the Trust Indenture Act does not require any vote by holders of Notes.

Satisfaction and Discharge

The Indenture will cease to be of further effect, and we and our Subsidiaries that have guaranteed our obligations pursuant to the terms of the Indenture, if any, will be deemed to have satisfied and discharged the Indenture with respect to the Notes, when the following conditions have been satisfied:

●	all Notes not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;

●
we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the Notes that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit (for Notes that have become due and payable) or to the stated maturity or the redemption date, as the case may be (for Notes that have not become due and payable);

●	we have paid or caused to be paid all other sums payable under the Indenture; and

●	we have delivered to the trustee an Officer’s Certificate and opinion of counsel, each stating that all these conditions have been complied with.

We will remain obligated to provide for registration of transfer and exchange and to provide notices of redemption.

The Trustee

The trustee will be The Bank of New York Mellon (formerly, The Bank of New York).  The Bank of New York Mellon also will be the initial paying agent and registrar for the Notes.  The Bank of New York Mellon is also the trustee and note registrar for our 2.70% senior notes due 2019, our 4.75% senior notes due 2020, our 2.50% senior notes due 2020, our 4.70% senior notes due 2021, our 4.25% senior notes due 2024, our 3.45% senior notes due 2026, our 6.95% senior notes due 2037, our 5.75% senior notes due 2040, our 3.50% senior notes due 2025 and our 4.70% senior notes due 2045.

The Indenture provides that, except during the continuance of an event of default under the Indenture, the trustee under the Indenture will perform only such duties as are specifically set forth in the Indenture.  Under the Indenture, the holders of a majority in outstanding principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the Indenture, subject to certain exceptions.  The trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.  If an event of default has occurred and is continuing, the trustee under the Indenture will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act incorporated by reference in the Indenture contain limitations on the rights of the trustee under such Indenture, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.  The trustee under the Indenture is permitted to engage in other transactions.  However, if the trustee under the Indenture acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

The trustee may resign or be removed and a successor trustee may be appointed.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without application of principles of conflicts of law thereunder.

Definitions

The following definitions are applicable to this Description of Notes:

“Acquired Indebtedness” means Indebtedness of a Person (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets by such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

“Attributable Debt” means, with respect to a Sale and Leaseback Transaction, an amount equal to the lesser of:  (1) the fair market value of the property (as determined in good faith by our board of directors); and (2) the present value of the total net amount of rent payments to be made under the lease during its remaining term, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually.  The calculation of the present value of the total net amount of rent payments is subject to adjustments specified in the Indenture.

“Capitalized Lease” means any obligation of a Person to pay rent or other amounts incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with generally accepted accounting principles.

“Consolidated Total Assets” means, with respect to any Person as of any date, the amount of total assets as shown on the consolidated balance sheet of such Person for the most recent fiscal quarter for which financial statements have been filed with the Securities and Exchange Commission, prepared in accordance with accounting principles generally accepted in the United States.

“Existing Receivables Credit Facility” means the receivables-backed financing transaction pursuant to (1) the Fourth Amended and Restated Receivables Sale Agreement, dated as of October 28, 2015 between Quest Diagnostics and each of its direct and indirect wholly owned Subsidiaries that is a seller thereunder, and Quest Diagnostics Receivables Inc., as the buyer, (2) the Sixth Amended and Restated Credit and Security Agreement, dated as of October 27, 2017, among Quest Diagnostics Receivables Inc., as borrower, Quest Diagnostics, as initial servicer, each of the lenders from time to time party thereto, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as administrative agent, as amended on October 26, 2018 and (3) the various related ancillary documents.

“Indebtedness” of any Person means, without duplication (1) any obligation of such Person for money borrowed, (2) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (3) any reimbursement obligation of such Person in respect of letters of credit or other similar instruments which support financial obligations which would otherwise become Indebtedness, and (4) any obligation of such Person under Capitalized Leases; provided, however, that “Indebtedness” of such Person shall not include any obligation of such Person to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary.

“Lien” means any pledge, mortgage, lien, encumbrance or other security interest.

“Officer’s Certificate” means a certificate signed by any Officer of Quest Diagnostics or any domestic Subsidiary that guarantees the obligations of Quest Diagnostics pursuant to the terms of the Indenture, as the case may be, in his or her capacity as such Officer and delivered to the trustee.

“Permitted Acquired Indebtedness” means any Acquired Indebtedness that remains outstanding following the expiration of a good faith offer by Quest Diagnostics or the Subsidiary of Quest Diagnostics obligated under such Acquired Indebtedness to acquire such Acquired Indebtedness, including, without limitation, an offer to exchange such Acquired Indebtedness for debt securities of Quest Diagnostics, on terms, which in the opinion of an independent investment banking firm of national reputation and standing, are consistent with market practices in existence at the time for offers of a similar nature; provided that the initial expiration date of any such offer shall be not later than the expiration of the 270-day period referred to in the first paragraph of the “—Limitation on Subsidiary Indebtedness and Preferred Stock” covenant; provided further that the amount of Acquired Indebtedness that shall constitute “Permitted Acquired Indebtedness” shall only be equal to the amount of Acquired Indebtedness that Quest Diagnostics or such Subsidiary has made an offer to acquire in accordance with the foregoing.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other similar entity.

“Preferred Stock” means, with respect to any Person, any and all shares of preferred stock (however designated) issued by such Person, that is entitled to preference or priority over one or more series or classes of capital stock issued by such Person upon any distribution of such Person’s property and assets, whether by dividend or on liquidation, whether now outstanding, or issued after the date that the Notes are issued.

“Principal Property” means any real property and any related buildings, fixtures or other improvements located in the United States owned by Quest Diagnostics or its Subsidiaries (1) on or in which one of its 30 largest domestic clinical laboratories conducts operations, as determined by net revenues for the four most recent fiscal quarters for which financial statements have been filed with the Securities and Exchange Commission, or (2) the net book value of which at the time of the determination exceeds 1% of the Consolidated Total Assets of Quest Diagnostics.

“Receivables Credit Facility” means any receivables-backed financing transaction including the Existing Receivables Credit Facility, in each case as such transaction may be amended or otherwise modified from time to time or refinanced or replaced with respect to all or any portion of the indebtedness under such transaction.

“Restricted Subsidiary” means any Subsidiary of Quest Diagnostics that owns a Principal Property.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing by Quest Diagnostics or any Restricted Subsidiary of any Principal Property that has been or is to be sold or transferred by Quest Diagnostics or any Restricted Subsidiary to such person, as the case may be.

“Subsidiary” of any Person means (1) a corporation, a majority of the outstanding voting stock of which is, at the time, directly or indirectly, owned by such Person by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries thereof or (2) any other Person (other than a corporation), including, without limitation, a partnership or joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects.  The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time.  Any such change may be applied retroactively in a manner that could adversely affect a beneficial owner of the notes.  This discussion does not address alternative minimum tax consequences, U.S. federal estate or gift tax laws, the Medicare tax on net investment income or all of the U.S. federal income tax consequences that may be relevant to a beneficial owner of the notes in light of such beneficial owner’s particular circumstances or to beneficial owners of the notes subject to special rules, such as financial institutions, U.S. expatriates, insurance companies, dealers in securities or foreign currencies, traders in securities, “U.S. Holders” (as defined below) whose functional currency is not the U.S. dollar, partnerships and other pass-through entities and their beneficial owners, tax-exempt organizations or accounts, persons required to accelerate the recognition of any item of gross income with respect to the notes as a result of such income being recognized on an “applicable financial statement” (within the meaning of Section 451 of the Code) and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction.  In addition, this discussion is limited to beneficial owners of notes that purchase notes for cash in this offering at a price equal to their “issue price” within the meaning of Section 1273 of the Code (i.e. the first price at which a substantial amount of the notes is sold to the public for cash), and that hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).  Moreover, the effect of any applicable state, local or foreign tax laws, and any part of U.S. federal tax law other than law pertaining to income taxation, is not discussed in this summary.

As used in this prospectus supplement, “U.S. Holder” means a beneficial owner of the notes that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●
a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a U.S. person.

A “non-U.S. Holder” is a beneficial owner of notes that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a beneficial owner of the notes is a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, the tax treatment of the partnership and each partner in such partnership generally will depend on the activities of the partnership, the status of the partner and certain determinations made at the partner level.  Partnerships that hold notes, and partners in such partnerships, should consult their own tax advisors.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Characterization of the Notes

Under certain circumstances, the notes provide for payments in excess of stated interest and principal and/or redemption prior to their stated maturity.  We intend to take the position that these provisions will not cause the notes to be subject to the contingent payment debt instrument rules of applicable U.S. Treasury Regulations (the “CPDI Rules”).  Our position is binding on a holder, unless the holder discloses in the proper manner to the IRS that it is taking a different position.  Our position is not, however, binding on the IRS.  If the IRS successfully challenged our position, the tax consequences of owning and disposing of the notes could be materially different than those described herein, including with respect to the character, timing and amount of income, gain or loss recognized.  The remainder of this discussion assumes that the notes are not subject to the CPDI Rules, but there can be no assurances in this regard.  Holders are urged to consult their own tax advisors regarding the potential application to the notes of the CPDI Rules and the consequences thereof.

U.S. Holders

Payment of Stated Interest

Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Notes

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note in an amount equal to the difference between the amount realized upon the disposition (less any portion allocable to any accrued and unpaid stated interest, which will be taxable as ordinary interest income to the extent not previously included in gross income) and the U.S. Holder’s tax basis in the note.  A U.S. Holder’s tax basis in a note generally will be the price such U.S. Holder paid for the note.  Such gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of the disposition.  Non-corporate U.S. Holders may be eligible for reduced rates of U.S. federal income tax on long-term capital gains.  The deductibility of capital losses is subject to limitations under the Code.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of interest on the notes and to the proceeds of the sale or other disposition (including a retirement or redemption) of a note paid to a U.S. Holder unless such U.S. Holder is an exempt recipient and, when required, provides evidence of such exemption.  In addition, a U.S. Holder may be subject to backup withholding on such payments.  Certain U.S. Holders (including, among others, corporations and certain tax-exempt organizations) generally are exempt from backup withholding, but may be required to certify to their exempt status.  A non-exempt U.S. Holder will be subject to backup withholding if such U.S. Holder:

●	fails to furnish its taxpayer identification number (“TIN”), which, for an individual, ordinarily is his or her social security number;

●	furnishes an incorrect TIN;

●	is notified by the IRS that the U.S. Holder has failed to properly report payments of interest or dividends; or

●
fails to certify, under penalties of perjury, that the U.S. Holder is a U.S. person, has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.  The backup withholding tax is not an additional tax and U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or such amounts may be refunded to the U.S. Holder so long as the requisite information is timely furnished to the IRS.

Non-U.S. Holders

Payment of Stated Interest

Subject to the discussion below regarding backup withholding and FATCA (as defined below), interest paid to a non-U.S. Holder generally will not be subject to U.S. federal income tax or U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate), provided:

●	such non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

●	such non-U.S. Holder is not a controlled foreign corporation that is related to us through sufficient direct or indirect stock ownership;

●	such interest is not effectively connected with a trade or business conducted by the non-U.S. Holder within the United States; and

●
(1) the non-U.S. Holder provides the applicable withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form), which includes its name and address and a certification, under penalties of perjury, that the non-U.S. Holder is not a “United States person” within the meaning of the Code, or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. Holder certifies to the applicable withholding agent under penalties of perjury that it, or the financial institution between it and the non-U.S. Holder, has received from the non-U.S. Holder a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form), which includes a statement, under penalties of perjury, that such non-U.S. Holder is not a “United States person” and provides the applicable withholding agent with a copy of this statement.

If a non-U.S. Holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. Holder will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. Holder provides the applicable withholding agent with a properly executed (1) IRS Form W-8BEN or W-8BEN-E (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with such non-U.S. Holder’s conduct of a trade or business in the United States, in which case the non-U.S. Holder generally will be subject to tax on a net basis on payments of interest made to the non-U.S. Holder in the same manner as a U.S. Holder, as described below in the second paragraph under “—Sale or Other Taxable Disposition of the Notes.”  Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. Holders.

Sale or Other Taxable Disposition of the Notes

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on gain and any accrued interest recognized on the sale, exchange, redemption, retirement or other disposition of a note unless (1) such gain is effectively connected with a trade or business conducted by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. “permanent establishment” maintained by the non-U.S. Holder), (2) such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, such gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. Holder is not considered a resident alien under the Code) or (3) in the case of accrued interest, such accrued interest does not qualify for the exemption from U.S. federal income tax and U.S. federal withholding tax discussed above.

If interest on the notes or gain from a disposition of the notes is effectively connected with a non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. “permanent establishment” maintained by the non-U.S. Holder), the non-U.S. Holder generally will be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as U.S. Holders.  For effectively-connected interest, the 30% withholding tax described above will not apply (assuming an appropriate certification is timely provided by the non-U.S. Holder).  A foreign corporation that is a non-U.S. Holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Backup withholding and information reporting generally will not apply to payments to a non-U.S. Holder of a note if the non-U.S. Holder has provided the applicable withholding agent with the required certification that it is not a U.S. person as described above in “—Payment of Stated Interest,” provided that the applicable withholding agent does not have actual knowledge or reason to know that the non-U.S. Holder is a U.S. person.  However, the applicable withholding agent may be required to report to the IRS and to non-U.S. Holders payments of interest on the notes and the amount of tax, if any, withheld with respect to those payments.  Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which such non-U.S. Holders reside under the provisions of a treaty or agreement.

If a non-U.S. Holder sells a note outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. Holder outside the United States, then backup withholding and information reporting generally will not apply to that payment.  However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. Holder sells a note through a non-U.S. office of a broker with certain U.S. connections, unless such broker has documentary evidence in its possession of the required certification of the non-U.S. Holder’s foreign status as described above and has no knowledge or reason to know to the contrary, or the non-U.S. Holder otherwise establishes an exemption.

Payment of the proceeds from a disposition by a non-U.S. Holder of a note made to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. Holder certifies that it is not a “United States person” or otherwise establishes an exemption from information reporting and backup withholding.

Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of any procedure for obtaining an exemption from backup withholding under current Treasury regulations.  Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a credit against the non-U.S. Holder’s U.S. federal income tax liability or such amounts may be refunded to the non-U.S. Holder, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act and Treasury regulations thereunder, commonly referred to as “FATCA,” impose a U.S. federal withholding tax of 30% on certain types of payments, including payments of U.S. source interest (such as interest on the notes) made to beneficial owners or intermediaries that are (i) “foreign financial institutions” unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders and comply with certain other requirements  and (ii) certain non-financial foreign entities unless they satisfy certain information reporting requirements regarding their direct and indirect U.S. owners.  Accordingly, the entity through which a U.S. Holder or a Non-U.S. Holder holds its notes will affect the determination of whether such withholding is required.  Foreign financial institutions located in jurisdictions that have an intergovernmental agreement in place with the United States with respect to FATCA may be subject to modified rules.

We will not pay any additional amounts to U.S. Holders or Non-U.S. Holders in respect of any amounts withheld under FATCA.  You are urged to consult your own tax advisor regarding FATCA and the application of these requirements to your investment in the notes.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below for whom Goldman Sachs & Co. LLC, Mizuho Securities USA LLC and Morgan Stanley & Co. LLC are acting as representatives and, together with J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as joint book-running managers, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes indicated in the table below:

Underwriter	Principal Amount of Notes
Goldman Sachs & Co. LLC	$112,500,000
Mizuho Securities USA LLC	112,500,000
Morgan Stanley & Co. LLC	112,500,000
J.P. Morgan Securities LLC	45,000,000
Wells Fargo Securities, LLC	45,000,000
Credit Agricole Securities (USA) Inc.	27,500,000
MUFG Securities Americas Inc.	20,000,000
Fifth Third Securities, Inc.	12,500,000
PNC Capital Markets LLC	12,500,000
Total	$500,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale.  The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions.  The underwriters are obligated to take and pay for all the notes offered by this prospectus supplement if any such notes are taken.  The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.39% of the principal amount of the notes.  Any such dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount not to exceed 0.25% of the principal amount of the notes.  After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the per note and total public offering price, underwriting discount and proceeds before expenses to us:

	Per Note	Total
Public offering price(1)	99.707%	$498,535,000
Underwriting discount	0.65%	$3,250,000
Proceeds, before expenses, to us	99.057%	$495,285,000
____________
(1)	Plus accrued interest from March 12, 2019, if settlement occurs after that date.

The estimated offering expenses payable by us, exclusive of the underwriting discount, are approximately $ 1,322,100.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes.  Specifically, the underwriters may over-allot in connection with the offering, creating short positions in the notes for their own account.  In addition, to cover over-allotments or to stabilize the prices of the notes, the underwriters may bid for and purchase notes on the open market.  Further, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise.  Any of these activities may stabilize or maintain the market price of the notes above independent market levels.  The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Prior to the offering, there have been no active markets for the notes.  The underwriters have advised us that certain of the underwriters presently intend to make markets in the notes as permitted by applicable laws and regulations.  Such underwriters are not obligated, however, to make the markets in the notes and any such market making may be discontinued at any time at the discretion of such underwriters.  Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.  We do not intend to apply for listing of the notes on any securities exchange or for the inclusion of the notes in any automated quotation system.

The underwriters also may impose a penalty bid.  This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short-covering transactions.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and commercial banking services for our company, for which they received or will receive customary fees and expenses.  Affiliates of certain of the underwriters are lenders under our credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments.  The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such securities and instruments.  Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.

We expect that delivery of the notes will be made on or about the closing date of this offering specified on the cover page, which is three business days following the pricing of the notes (this settlement cycle being referred to as “T+3”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Conflicts of Interest

One or more of the underwriters or their affiliates may receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our secured receivables credit facility. Accordingly, such underwriters will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, and this offering will be conducted in accordance with Rule 5121. No underwriter with a conflict of interest will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU  (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons.  Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Each underwriter has warranted and agreed that:

●
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.  Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Where the notes are subscribed or purchased under Section 275 by a relevant person which is:  (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except:  (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters in connection with the notes offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York.  Certain legal matters in connection with the notes offered hereby will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Quest Diagnostics (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2018, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov.  In addition, you can inspect and copy our reports, proxy statements and other information at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference into this document the information we filed with it.  This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC.  All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

We incorporate by reference the documents listed below (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Securities Exchange Act of 1934, or the Exchange Act):

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2018;

2.	Our proxy statement on Schedule 14A filed with the SEC on April 4, 2018;

3.	Our Current Report on Form 8-K, filed on February 22, 2019; and

4.	Our Current Report on Form 8-K, filed on March 4, 2019.

The above list of documents that we are incorporating by reference into this document amends and supersedes the list of documents included in the “Where You Can Find More Information” section of the accompanying prospectus in its entirety.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC.  Our Internet website is located at http://www.questdiagnostics.com.  The contents of the website are not incorporated by reference into this prospectus supplement or the accompanying prospectus.  You also may request a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

Quest Diagnostics Incorporated
500 Plaza Drive
Secaucus, NJ 07094
Attention:  Investor Relations
(973) 520-2700

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby.

PROSPECTUS

QUEST DIAGNOSTICS INCORPORATED

Debt Securities

We may offer and sell, from time to time, in one or more offerings, the debt securities we describe in this prospectus, for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date.

We will provide the specific terms of these debt securities in supplements or term sheets to this prospectus.  We urge you to read carefully this prospectus, the accompanying prospectus supplements and term sheets, which will describe the specific terms of the securities offered, before you make your investment decision.

Investing in our debt securities involves risks that are described in the “Risk Factors” section of our periodic reports filed with the Securities and Exchange Commission or in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2016

TABLE OF CONTENTS

Page

ABOUT THIS PROSPECTUS	ii
QUEST DIAGNOSTICS INCORPORATED	1
WHERE YOU CAN FIND MORE INFORMATION	1
CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995	2
USE OF PROCEEDS	5
RATIO OF EARNINGS TO FIXED CHARGES	6
SECURITIES WE MAY ISSUE	7
DESCRIPTION OF SENIOR DEBT SECURITIES	8
PLAN OF DISTRIBUTION	9
VALIDITY OF THE SECURITIES	10
EXPERTS	10

i

ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed.  We have not authorized anyone to provide you with any information or to make any representation not contained in or incorporated by reference into this prospectus or any prospectus supplement or included in any free writing prospectus that we may file with the Securities and Exchange Commission (the “SEC”), in connection with any offering of the debt securities described in this prospectus.  We do not take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide you.  We are not making an offer of any securities in any jurisdiction where the offer is not permitted.  You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process.  This prospectus provides you with a general description of the securities we may offer.  Each time we sell or issue securities, we will provide a prospectus supplement and, if applicable, a pricing supplement, that will contain specific information about the terms of that specific offering of securities and the specific manner in which they may be offered.  The prospectus supplement and any applicable pricing supplement may also add to, update or change any of the information contained in this prospectus.  The prospectus supplement and any applicable pricing supplement may also contain information about any material U.S. federal income tax considerations relating to the securities described in the prospectus supplement.  You should read both this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the additional information described under “Where You Can Find More Information.”  You should read the entire prospectus and the applicable prospectus supplement, including the information incorporated by reference, before making an investment decision.  As used in this prospectus, the terms “Quest Diagnostics,” “we,” “us” and “our” refer to Quest Diagnostics Incorporated and its consolidated subsidiaries, unless the context clearly indicates otherwise.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual document for complete information.  All of the summaries are qualified in their entirety by the actual documents.  Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus.  That registration statement can be read at the SEC web site (www.sec.gov) or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

ii

QUEST DIAGNOSTICS INCORPORATED

The Company

Quest Diagnostics Incorporated and its subsidiaries empower people to take action to improve health outcomes.  The Company uses its extensive database of clinical lab results to derive diagnostic insights that reveal new avenues to identify and treat disease, inspire healthy behaviors and improve healthcare management.  The Company’s diagnostic information services business provides insights through clinical testing and related services to patients, physicians, hospitals, accountable care organizations, integrated delivery networks, health plans, employers and others.  The Company offers the broadest access in the United States to diagnostic information services through its nationwide network of laboratories, Company-owned patient service centers and phlebotomists in physician offices.  The Company is the world’s leading provider of diagnostic information services, which includes providing clinical testing services such as routine (including drugs-of-abuse) testing, gene-based and esoteric testing, and anatomic pathology services, as well as related services and insights.  The Company provides interpretive consultation with one of the largest medical and scientific staffs in the industry and hundreds of M.D.s and Ph.D.s, many of whom are recognized leaders in their fields.  The Company’s Diagnostic Solutions businesses offer solutions for life insurers, healthcare organizations and clinicians.  The Company is the leading provider of risk assessment services for the life insurance industry, and offers healthcare organizations and clinicians robust information technology solutions.

During 2015, we generated net revenues of $7.5 billion and processed approximately 157 million test requisitions.

We were incorporated in Delaware in 1990; our predecessor companies date back to 1967.  We conduct business through our headquarters in Madison, New Jersey, and our laboratories, patient service centers, offices and other facilities around the United States and in selected locations outside the United States.

Our principal executive offices are located at Three Giralda Farms, Madison, New Jersey 07940, telephone number:  (973) 520-2700.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, proxy statements or other information we file with the SEC at its public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov.  In addition, you can inspect and copy our reports, proxy statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference into this document the information we filed with it.  This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC.  All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

We incorporate by reference the following documents filed with the SEC:

1.	Our current report on Form 8-K, filed with the SEC on March 2, 2016;

2.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2016; and

3.
Our annual report on Form 10-K for the fiscal year ended December 31, 2015 (including information specifically incorporated by reference into the annual report on Form 10-K from our proxy statement on Schedule 14A filed with the SEC on April 7, 2016).

Our filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC.  Our internet website is located at http://www.questdiagnostics.com.  The contents of the website are not incorporated by reference into this prospectus.  You also may request a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

Quest Diagnostics Incorporated
Three Giralda Farms
Madison, New Jersey 07940
Attention:  Investor Relations
(973) 520-2700

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 prior to the completion of the offering of the particular securities covered by a prospectus supplement or term sheet.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Some statements and disclosures in this prospectus, or any accompanying prospectus supplement and the documents incorporated herein or therein by reference are forward-looking statements.  Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan” or “continue.”  These forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could cause our plans and expectations, including actual results, to differ materially from the forward-looking statements.  The Private Securities Litigation Reform Act of 1995, or the Litigation Reform Act, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation.

We would like to take advantage of the “safe harbor” provisions of the Litigation Reform Act in connection with the forward-looking statements included or incorporated by reference in this document.  Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented or incorporated by reference in this document.  The following important factors could cause our actual financial results to differ materially from those projected, forecasted or estimated by us in forward-looking statements:

(a)	Heightened competition from commercial clinical testing companies, hospitals, physicians and others.

(b)	Increased pricing pressure from customers and payers.

(c)	A decline in economic conditions.

(d)	Impact of changes in payer mix, including any shift from fee-for-service to discounted or capitated fee arrangements.

(e)
Adverse actions by government or other third-party payers, including healthcare reform that focuses on reducing healthcare costs but does not recognize the value and importance to healthcare of clinical testing, unilateral reduction of fee schedules payable to us, competitive bidding, and an increase in the practice of negotiating for exclusive arrangements that involve aggressively priced capitated or fee-for-service payments by health insurers or other payers.

(f)
The impact upon our testing volume and collected revenue or general or administrative expenses resulting from our compliance with Medicare and Medicaid administrative policies and requirements of third-party payers.  These include:

(1)	the requirements of Medicare carriers to provide diagnosis codes for many commonly ordered tests and the possibility that third-party payers will increasingly adopt similar requirements;

(2)	inability to obtain from patients a valid advance beneficiary notice form for tests that cannot be billed without prior receipt of the form;

(3)	increased challenges in operating as a non-contracted provider with respect to health plans;

(4)	the impact of additional or expanded limited coverage policies and limits on the allowable number of test units; and

(5)	the impact of increased prior authorization programs for clinical testing.

(g)
Adverse results from pending or future government investigations, lawsuits or private actions.  These include, in particular, monetary damages, loss or suspension of licenses, and/or suspension or exclusion from the Medicare and Medicaid programs and/or criminal penalties.

(h)	Failure to efficiently integrate acquired businesses and to manage the costs related to any such integration, or to retain key technical, professional or management personnel.

(i)
Denial, suspension or revocation of CLIA certification or other licenses for any of our clinical laboratories under the CLIA standards, revocation or suspension of the right to bill the Medicare and Medicaid programs or other adverse regulatory actions by federal, state and local agencies.

(j)
Changes in federal, state or local laws or regulations, including changes that result in new or increased federal or state regulation of commercial clinical laboratories, tests developed by commercial clinical laboratories or other products or services that we offer or activities in which we are engaged, including regulation by the FDA.

(k)	Inability to achieve expected benefits from our acquisitions of other businesses.

(l)	Inability to achieve additional benefits from our business performance tools and efficiency initiatives.

(m)	Adverse publicity and news coverage about the clinical testing industry or us.

(n)
Computer or other IT system failures that affect our ability to perform testing, report test results or properly bill customers, or result in the disclosure of confidential information, including potential failures resulting from implementing common IT systems and other system conversions, telecommunications failures, malicious human acts (such as electronic break-ins or computer viruses) or natural disasters.

(o)
Development of technologies that substantially alter the practice of clinical testing, including technology changes that lead to the development of more convenient or cost-effective testing, or testing to be performed outside of a commercial clinical laboratory, such as (1) point-of-care testing that can be performed by physicians in their offices, (2) esoteric testing that can be performed by hospitals in their own laboratories or (3) home testing that can be carried out without requiring the services of clinical laboratories.

(p)
Negative developments regarding intellectual property and other property rights that could prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business.  These include:

(1)	Issuance of patents or other property rights to our competitors or others; and

(2)	Inability to obtain or maintain adequate patent or other proprietary rights for our products and services or to successfully enforce our proprietary rights.

(q)
Development of tests by our competitors or others which we may not be able to license, or usage of our technology or similar technologies or our trade secrets or other intellectual property by competitors, any of which could negatively affect our competitive position.

(r)	Regulatory delay or inability to commercialize newly developed or licensed tests or technologies or to obtain appropriate reimbursements for such tests.

(s)	Inability to properly bill for our services or to obtain appropriate payments for services that we do bill.

(t)	Changes in interest rates and changes in our credit ratings from Standard & Poor’s, Moody’s Investor Services or Fitch Ratings causing an unfavorable impact on our cost of and access to capital.

(u)	Inability to hire and retain qualified personnel or the loss of the services of one or more of our key senior management personnel.

(v)
Terrorist and other criminal activities, hurricanes, earthquakes or other natural disasters, and health pandemics, which could affect our customers, transportation or systems, or our facilities, and for which insurance may not adequately reimburse us.

(w)	Difficulties and uncertainties in the discovery, development, regulatory environment and/or marketing of new services or solutions or new uses of existing tests.

(x)	Failure to adapt to changes in the healthcare system and healthcare delivery, including those stemming from the 2010 federal healthcare reform legislation.

(y)	Results and consequences of governmental inquiries.

(z)	Trends in utilization of the healthcare system.

(aa)	Increased patient financial responsibility for services.

(bb)	Difficulty in implementing, or lack of success with, our strategic plan.

(cc)	Inability to adapt to diverse and dynamic non-U.S. markets.

(dd)	The impact of informatics on our industry and the ability of our Company to adapt to that impact.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement or pricing supplement, we will add the net proceeds from the sale of the securities under this prospectus to our general funds and will use them for general corporate purposes, which may include, among other things, funding acquisitions or reducing or refinancing indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is information concerning the historical ratio of earnings to fixed charges for Quest Diagnostics.  This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

For this purpose, earnings consist of pretax income from continuing operations plus fixed charges.  Fixed charges consist of interest expense and one-third of rental expense, representing that portion of rental expense we deemed representative of an appropriate interest factor.

	THREE MONTHS ENDED MARCH 31,		YEARS ENDED DECEMBER 31,
	2016		2015		2014		2013		2012		2011
Ratio of earnings to fixed charges	4.3	x	5.9	x	4.4	x	6.7	x	5.5	x	4.5	x

SECURITIES WE MAY ISSUE

Overview

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process.  Under this shelf process, we may sell our debt securities in one or more offerings.

The terms of the debt securities will be determined at the time of offering.  Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, we may add to and offer additional securities including secondary securities by filing a prospectus supplement or term sheet with the SEC at the time of the offer.

Prospectus Supplement or Pricing Supplement

This prospectus provides you with a general description of the debt securities we may offer.  Each time we sell debt securities, we will provide a prospectus supplement or pricing supplement that will contain specific information about the terms of that offering.  The prospectus supplement or pricing supplement may also add to or change information contained in this prospectus.  If so, the prospectus supplement or pricing supplement should be read as superseding this prospectus.  You should read both this prospectus and any prospectus supplement or pricing supplement together with additional information described under the heading “Where You Can Find More Information.”

The prospectus supplement or pricing supplement to be provided with this prospectus will describe the terms of any debt securities that we offer and any initial offering price to the public in that offering, the purchase price and net proceeds that we will receive and the other specific terms related to our offering of the debt securities.  For more details on the terms of the debt securities, you should read the exhibits filed with or incorporated by reference in our registration statement, of which this prospectus is a part.

DESCRIPTION OF SENIOR DEBT SECURITIES

We may issue senior debt securities from time to time in one or more distinct series.

As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the senior debt securities will be governed by a document called an “indenture.”  An indenture is a contract between us and a financial institution, in this case, The Bank of New York Mellon formerly known as The Bank of New York, acting as trustee on your behalf, or other trustee we may select.  The indenture will be subject to and governed by the Trust Indenture Act of 1939.

We have filed the indenture as an exhibit to our Securities Act filings and Exchange Act reports that we have filed with the SEC.  See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

The senior debt securities will be issued under an indenture dated as of June 27, 2001 as supplemented by a first supplemental indenture, dated as of June 27, 2001, each among Quest Diagnostics, as issuer, the Initial Subsidiary Guarantors (as defined therein), as guarantors, and The Bank of New York, as trustee, as further supplemented by a second supplemental indenture, dated as of November 26, 2001, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by a third supplemental indenture, dated as of April 4, 2002, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by a fourth supplemental indenture, dated as of March 19, 2003, among Quest Diagnostics, the Additional Subsidiary Guarantor (as defined therein) and The Bank of New York, as further supplemented by a fifth supplemental indenture, dated as of April 16, 2004, among Quest Diagnostics, the Additional Subsidiary Guarantor (as defined therein) and The Bank of New York, as further supplemented by a sixth supplemental indenture, dated as of October 31, 2005, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by a seventh supplemental indenture, dated as of November 21, 2005, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by an eighth supplemental indenture, dated as of July 31, 2006, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the ninth supplemental indenture dated, September 30, 2006, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the tenth supplemental indenture, dated June 22, 2007, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the eleventh supplemental indenture, dated June 22, 2007, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the twelfth supplemental indenture, dated June 25, 2007, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York, as further supplemented by the thirteenth supplemental indenture, dated November 17, 2009, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon, as further supplemented by the fourteenth supplemental indenture, dated March 24, 2011, among Quest Diagnostics, the Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon, as further supplemented by the fifteenth supplemental indenture, dated November 30, 2011, among Quest Diagnostics, the Additional Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon, as further supplemented by the sixteenth supplemental indenture, dated March 17, 2014, among Quest Diagnostics and The Bank of New York Mellon, and as further supplemented by the seventeenth supplemental indenture, dated March 10, 2015, among Quest Diagnostics and The Bank of New York Mellon (collectively, as so supplemented, the “Indenture”).  The Indenture for the senior debt securities may also be modified by future supplemental indentures.  The terms of the senior debt securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.  A copy of the Indenture is available for inspection at the office of the trustee.

PLAN OF DISTRIBUTION

We may sell the debt securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

We may use agents to sell the debt securities.  The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

We may sell the debt securities to underwriters.  The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  The obligations of the underwriters to purchase the debt securities will be subject to certain conditions.  Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement.  The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

We may sell debt securities directly to investors.  In this case, no underwriters or agents would be involved.

As one of the means of direct issuance of debt securities, we may utilize the services of any available electronic auction system to conduct an electronic “dutch auction” of the offered securities among potential purchasers who are eligible to participate in the auction of those offered debt securities, if so described in the prospectus supplement or pricing supplement.

General Information

Any underwriters or agents will be identified and their compensation described in a prospectus supplement or pricing supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

VALIDITY OF THE SECURITIES

The validity of any securities issued hereunder will be passed upon for us by Shearman & Sterling LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Quest Diagnostics (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$500,000,000
Quest Diagnostics Incorporated

4.200% Senior Notes due 2029

PROSPECTUS SUPPLEMENT

Goldman Sachs & Co. LLC

Mizuho Securities

Morgan Stanley

J.P. Morgan

Wells Fargo Securities
Credit Agricole CIB

MUFG

Fifth Third Securities

PNC Capital Markets LLC

March 7, 2019